Exhibit 99.79

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS NAMES ECOMMERCE INDUSTRY VETERAN, PETER LEE, VICE PRESIDENT OF
INFORMATION TECHNOLOGY

Vancouver, British Columbia — May 31, 2011 — Coastal Contacts Inc. (TSX: COA; Stockholm: COA) the worlds largest online retailer of eyeglasses and contact lenses announced today that Peter Lee has been appointed Vice President, Information Technology.

Mr. Lee brings more than 15 years of senior IT experience to Coastal, including roles as Director, IT operations at Netflix (NFLX-Q) and Intuit (INTU-Q), as well as having served in senior engineering roles with Oracle Corporation.

At Coastal, Lee is responsible for enhancing global IT capabilities as the company invests in the rapidly growing online eyeglasses category.

“We are pleased to have Peter join the Coastal team at this crucial point in our development,” stated Roger Hardy, Coastal’s Founder and CEO. “His experience with high growth organizations such as Netflix where he led the infrastructure design to support a subscriber base of 20 million users is particularly beneficial here at Coastal as we build a world leader in the vision category.”

Mr. Lee joins Coastal Contacts from Synacor where he held the position of Vice President, Information Technology and was responsible for establishing the company’s IT infrastructure as it expanded into new markets in the United States and abroad. As Director of IT at Intuit, Mr. Lee helped establish the strategy for the technology platform to enable Intuit’s own private Cloud Computing platform. At Netflix, as Director IT Operations, Mr. Lee was responsible for the establishment and maintenance of the hardware platform for Netflix’s e-commerce, streaming service and shipping operations.

Mr. Lee holds a B.S. in Aeronautical and Astronautical Engineering from Ohio State University.

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: CoastalContacts.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.